UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on collective action in the Netherlands

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Rio de Janeiro, May 27, 2021 - Petróleo Brasileiro S.A. – Petrobras, further to the press release dated January 29, 2020, announces that the District Court of Rotterdam (the Court) yesterday rendered an interim judgment regarding the admissibility of the collective action filed in 2017 by Stichting Petrobras Compensation Foundation (the Foundation) in the Netherlands against Petrobras and other defendants.

The Foundation alleges that it represents the interests of investors not included in the US class settlement. Based on the facts unveiled by the Car Wash Operation, the Foundation claims declaratory reliefs by the Court regarding illicit acts allegedly performed by the defendants against the investors.

In the class action, the Foundation can not claim damages to the investors. Eventual indemnities to the investors for the alleged damages can only be awarded in judicial rulings in future actions.

Petrobras clarifies that the merits phase of the proceedings has not started yet.

The Court decided that the class action shall continue and that the arbitration clause of Petrobras’ bylaws does not bar Petrobras' shareholders from access to the Dutch courts and that the Foundation can represent the interests of these shareholders. Notwithstanding the foregoing, the Court decided that Petrobras investors who have commenced arbitration proceedings as well as Petrobras investors who have commenced proceedings in which the independent public court has ruled by final decision that they are bound by the arbitration clause are excluded from the class action.

As this is an interim judgment, as a main rule it is not subject to appeal, unless it is authorized by the Court. The proceedings will now move to the phase of discussion of the merits.

Petrobras denies all the Foundations’ arguments.

The public authorities in charge of the Lava Jato investigation and the Brazilian Supreme Court have acknowledged that Petrobras is a victim of the facts unveiled by this investigation. As a result, the Company has already received more than R$ 5.7 billion recovered by the authorities from the companies and individuals involved in the illegal acts that harmed Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer